SC 13G/A 1 kenneth.miller@yale.edu NYSE 0000878930 AMERICAN STRATEGIC INCOME PORTFOLIO, INC. 41-1705401 KENNETH R. MILLER (203) 432-5761 0000938582 eqed9jp@ SC 13G/A SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 Amendment No.7 AMERICAN STRATEGIC INCOME PORTFOLIO, INC. (Name of Issuer) Common Stock, par value $0.01 per share (Title of Class of Securities) 030098 10 7 (CUSIP Number) Check the appropriate box to designate the rule purusant to which this Schedule is filed: [X] Rule 13d-2(b) 1) Name and I.R.S. Identification No. of Reporting Person: Yale University I.R.S. Number 06-0646973-N 2) Check the Appropriate Box if a Member of a Group: (a) (Not Applicable) (b) (Not Applicable) 3) SEC Use Only 4) Citizenship or Place of Organization: Yale University is a Connecticut corporation. Number of Shares (5) Sole Voting Power - 474,245 Beneficially Owned by Each Reporting (6) Shared Voting Power (Not Applicable) Person With: (7) Sole Dispositive Power - 474,245 (8) Shared Dispositive Power (Not Applicable) 9) Aggregate Amount Beneficially Owned by Each Reporting Person: 474,245 10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares: (Not Applicable) 11) Percent of Class Represented by Amount in Row (9): 11.2% 12) Type of Reporting Person: EP Item 1. (a) Name of Issuer: American Strategic Income Portfolio, Inc. (the "Company") (b) Address of Issuer's Principal Executive Office: American Strategic Income Portfolio, Inc. c/o First American Asset Management 601 Second Avenue South, MPFP1701 Minneapolis, Minnesota 55402-4302 Item 2. (a) Name of Person Filing: Yale University (b) Address of Principal Office: Yale University Investments Office 230 Prospect Street New Haven, CT 06511-2107 Attn: Michael E. Finnerty, Senior Associate (c) Citizenship: Yale University is a Connecticut corporation. (d) Title of Class of Securities: Common Stock (e) CUSIP Number: 030098 10 7 Item 3. If this statement is filed pursuant to rules 13d-1(b) or 13d-2(b), check whether the person filing is a: . . . . (f) [X] . . . Endowment Fund; see section 240.13d-1(b)(1)(ii)(F). . . . . Item 4. Ownership: (a) Amount Beneficially Owned: 474,245 (b) Percent of Class: 11.2% (c) Number of Shares as to which such person has: (i) sole power to vote or to direct the vote: 474,245 (ii) shared power to vote or to direct the vote: (Not Applicable) (iii) sole power to dispose or to direct the disposition of: 474,245 (iv) shared power to dispose or to direct the disposition of: (Not Applicable) Item 5. Ownership of Five Percent or Less of a Class: (Not Applicable) Item 6. Ownership of More than Five Percent on Behalf of Another Person: (Not Applicable) Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: (Not Applicable) Item 8. Identification and Classification of Members of Group: (Not Applicable) Item 9. Notice of Dissolution of Group: (Not Applicable) Item 10. Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: August 06, 2001 /s/ David F. Swensen Name: David F. Swensen Title: Chief Investment Officer